UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2024

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Annual General Meeting of Shareholders

On October 31, 2024, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), convened its 2024 Annual General Meeting of Shareholders (the “Annual Meeting”); however, due to the lack of a quorum, the Annual Meeting was adjourned for one week. Accordingly, the Annual Meeting will be reconvened on Thursday, November 7, 2024, beginning at 7:00 p.m. Israel time, at the offices of the Company located at 14 Einstein Street, Nes Ziona, Israel 7403618.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

	By:	/s/ Oren Hershkovitz
	Name:	Oren Hershkovitz
	Title:	Chief Executive Officer

Date: October 31, 2024